UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BIONIK LABORATORIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

09074A109

(CUSIP Number of Common Stock Underlying Warrants)

Peter Bloch

Chairman and Chief Executive Officer

Bionik Laboratories Corp.

483 Bay Street, N105

Toronto, Ontario M5G 2C9

Phone: (416) 640-7887

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$5,644,238.08	$654.17

(1)

Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 17,638,244 shares of common stock, including: (i) outstanding warrants to purchase an aggregate of 16,408,250 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing (the “Offering”) which had closing on February 26, 2015, March 27, 2015, March 31, 2015, April 21, 2015, May 27, 2015, and June 30, 2015; and (ii) outstanding warrants to purchase an aggregate of 1,229,994 shares of the Company’s common stock issued to the placement agent in connection with the Offering. The transaction value is calculated pursuant to Rule 0-11 using $.32 per share of common stock, which represents the average of the high and low sales price of the common stock on May 19, 2017.

(2)	Calculated by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	SUMMARY TERM SHEET

The information under the heading “Offering Summary” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO (the “Offer to Amend and Exercise”) is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is Bionik Laboratories Corp., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive offices are 483 Bay Street, N105, Toronto, Ontario M5G 2C9, telephone (416) 640-7887.

(b)

As of May 25, 2017 the Company is offering to amend warrants to purchase an aggregate of 17,638,244 shares of common stock (the “Offer”), including: (i) outstanding warrants to purchase an aggregate of 16,408,250 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing (the “Offering”) which had closings on February 26, 2015, March 27, 2015, March 31, 2015, April 21, 2015, May 27, 2015, and June 30, 2015 (the “Investor Warrants”), which are exercisable at an exercise price of $1.40 per share, and (ii) outstanding warrants to purchase an aggregate of 1,229,994 shares of the Company’s common stock issued to the placement agent in connection with the Offering (the “Placement Agent Warrants”), which are exercisable at an exercise price of $0.80 per share. The Investor Warrants and the Placement Agent Warrants are hereafter collectively referred to as the “Original Warrants”.

Pursuant to the Offer, all of the Original Warrants will be amended to (a) reduce their respective exercise price to $.25 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer.

As of May 19, 2017, the Company had: (i) 48,885,107 shares of common stock outstanding; (ii) 47,909,336 common stock equivalents through its outstanding Exchangeable Shares; and (iii) outstanding warrants to purchase 17,638,244 shares of common stock (including the Original Warrants). As of May 19, 2017, the Company had 9,932,513 options granted and outstanding under its 2014 Equity Incentive Plan, and has reserved an additional 4,411,772 shares of common stock for issuance pursuant to its 2014 Equity Incentive Plan.

(c)

No trading market exists for the Original Warrants.

The Company’s common stock is traded on the OTCQX marketplace under the symbol “BNKL” since August 19, 2015. Prior to that, the Company’s common stock was traded on the OTC Pink marketplace and was traded on such market prior to March 13, 2015 under the symbol “DWTP”. The Company’s common stock did not trade between approximately July 15, 2013 and February 23, 2015. The following table sets forth the range of high and low bid prices for our common stock for each of the periods indicated as reported by such marketplaces. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On May 19, 2017, the closing price of our common stock as reported on the OTCQX marketplace was $.35 per share.

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Quarterly Period Ended	High	Low

March 31, 2017	$0.800		$0.410
June 30, 2017 (through May 19, 2017)	0.475		$0.211

March 31, 2016	$1.210		$0.735
June 30, 2016	1.080		$0.670
September 30, 2016	1.080		$0.510
December 31, 2016	0.800		$0.526
		$
March 31, 2015	$3.000		$2.000
June 30, 2015	$2.400		$1.050
September 30, 2015	$1.900		$1.450
December 31, 2015	$1.550		$0.600

We consider our common stock to be thinly traded and, accordingly, reported sales prices or quotations may not be a true market-based valuation of our common stock.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)

The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o Bionik Laboratories Corp., 483 Bay Street, N105, Toronto, Ontario M5G 2C9, telephone (416) 640-7887. Pursuant to the Offer, the Company is offering to amend all of the Original Warrants to reduce the exercise price to $0.30 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise (the “Amended Warrants”). There is no minimum participation requirement with respect to the Offer.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Age	Position
Peter Bloch	57	Chief Executive Officer and Chairman of the Board of Directors
Michal Prywata	25	Chief Operating Officer and Director
Leslie N. Markow	56	Chief Financial Officer
Timothy A. McCarthy	51	Chief Commercialization Officer
Hermano Igo Krebs	58	Director
Robert Hariri	56	Director
Marc Mathieu	57	Director

Peter Bloch: Chief Executive Officer and Chairman of the Board of Directors. Mr. Bloch has served as the Company’s Chief Executive Officer since April 2013 and as Chairman of the Board of Directors since February 2014. From April 2012 to April 2013, Mr. Bloch served as our Chief Financial Officer. Mr. Bloch is a CPA, CA with a track record of building both public and private technology companies, mainly in the life sciences industry. From January 2008 to February 2009, Mr. Bloch served as the Chief Financial Officer of Just Energy, a public electricity and gas company. Since December 2011, Mr. Bloch has also served as a Director for Walmer Capital Corp., an acquisition company. His past 25 years of executive management experience includes serving as Chief Financial Officer and joint interim CEO of Sanofi Canada Inc., the Canadian affiliate of Sanofi, a global healthcare leader; Chief Financial Officer of Intellivax Inc., a biotechnology company which was sold to GlaxoSmithKline for $1.75 billion; founder of Tribute Pharmaceuticals, a specialty pharmaceutical company; and Chief Financial Officer of Gennum Corporation, a public semiconductor company focused on the TV and medical device market. These companies have ranged in size from start-ups to companies with revenues of over $2 billion. In these roles, Mr. Bloch has secured funding for both private and public companies, gained experience with initial public offerings and led a number of acquisitions and partnership transactions. We believe Mr. Bloch is qualified to serve as Chairman of the Board of Directors due to his public service experience, experience in the biotechnology and pharmaceuticals industries and his business contacts.

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Michal Prywata: Chief Operating Officer and Director. Mr. Prywata is the co-founder of Bionik Canada and has served as our Chief Operating Officer since April 2013 and as a Director since March 2011. Mr. Prywata previously served as our Chief Executive Officer from March 2011 to April 2013. Mr. Prywata studied biomedical engineering at Ryerson University until the end of his second year, with a focus on electronics and software development for medical products. He has a track record of winning technology showcases and inventing technologies that address significant unmet needs and untapped markets. He has spent the past 5 years with Bionik Canada, managing technological advancements, managing day-to-day operations, and developing concepts into products. In addition, Mr. Prywata, together with Mr. Caires, was responsible for raising and securing initial seed capital – subsequent capital raises were done together with Mr. Bloch. Mr. Prywata is the co-inventor of all current intellectual property of the Company. Mr. Prywata serves as a member of the Board of Directors due to his being a founder of the Company and his current executive position with the Company. We also believe that Mr. Prywata is qualified due to his experience in the medical device industry.

Leslie N. Markow: Chief Financial Officer. Ms. Markow has served as the Company’s Chief Financial Officer since September 2014. She is a CPA CA in Canada, a US CPA (Illinois) and Chartered Director. From 2002 to 2004 and since 2010, Ms. Markow has provided outsourced CFO, controller and financial services on a part-time basis to numerous public and private companies. In addition, in 2012-2013, Ms. Markow was the Chief Financial Officer of Stewardship Ontario, a supply chain operator of Blue Box and Orange Drop Programs for industry in the Province of Ontario. In 2010-2012, Ms. Markow was the Chief Financial Officer of Blue Ocean NutraSciences Inc. (formerly Solutions4CO2 Inc.), a public CO2 solution industrial company. From 2004 to 2010, Ms. Markow was the Director of Client Service for Resources Global Professionals, a Nasdaq-listed global consulting firm. From 1991-2002, she held various positions at SunOpta Inc. a TSX-Nasdaq listed company, which at that time was named Stake Technology Ltd. and was an industrial technology manufacturer, including as Chief Administrative Officer, Vice-President Regulatory Reporting & Compliance, Chief Financial Officer and Vice-President–Finance and Controller. Ms. Markow started her career in 1983 with predecessors of PricewaterhouseCoopers, ultimately holding a position as Senior Audit Manager and in 1991, she moved to SunOpta Inc. Ms. Markow is a member of the Board of Directors and Chairperson of the Audit Committee of Jemtec Inc., a Canadian public company that sells monitoring hardware and software. She also is a member of Financial Executives Canada, where she is a past National Board Director, Toronto Board Director, Toronto Chapter President and the winner of the Toronto Leadership Award, and is a faculty member of The Directors College, which is a joint venture of McMaster University and The Conference Board of Canada.

Timothy A. McCarthy: Chief Commercialization Officer. Mr. McCarthy has been our Chief Commercialization Officer since August 2016. From January 2014 through July 2016, Mr. McCarthy was the Chief Executive Officer of Medical Compression Systems, Inc., a Concord, Massachusetts-based medical device company developing smart compression treatments that enhance arterial, venous and lymphatic circulation, where he led a commercial stabilization and turnaround effort in order to prepare it for a M&A transaction in 2016. Prior to that, from December 2009 through May 2014, Mr. McCarthy was the President and Chief Executive Officer of iWalk, Inc., a medical robotics company commercializing the M.I.T. invented BiOM T2 System; an actively powered lower limb bionic prosthesis to normalize gait. From April 2000 through November 2009, he held various positions at Ossur Americas (formerly Flex Foot), a leading global company in non-invasive orthopedics, culminating in the position of Vice President of Sales and Marketing (2003-2009). Prior to that, from January 1997 through March 2000, Mr. McCarthy was a Vice President/Principal of Northeast Rehab, Inc. and OMEX, Inc., a regional distributor of post-operative orthopedic rehabilitation products and DME billing services. From 1991 through 1997, he was first Area Sales Manager and then Regional Sales Manager for The Chattanooga Group, Inc., which represents itself as the world’s largest manufacturer of rehabilitation products for the treatment of orthopedic, neurological, and soft tissue disorders. Mr. McCarthy graduated cum laude from Northeastern University with a BS in Business Administration, and received his MBA from the University of California, Los Angeles.

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Dr. Hermano Igo Krebs: Director. Dr. Krebs has served as a director on the Company’s Board of Directors since July 1, 2016. Dr. Krebs had been our Chief Science Officer since our acquisition of IMT on April 21, 2016 until May 2017. He is a co-founder of IMT and has been a member of its Board of Directors since March 1998 and Chairman of the Board since April 2015 until its acquisition. He was also IMT’s interim CEO in 2015. Dr. Krebs joined the Massachusetts Institute of Technology’s Mechanical Engineering Department in 1997 where he is a Principal Research Scientist and Lecturer. He also holds an affiliate position as an Adjunct Professor at University of Maryland School of Medicine, Department of Neurology, and as a Visiting Professor at Fujita Health University, Department of Physical Medicine and Rehabilitation, at University of Newcastle, Institute of Neuroscience, and at Osaka University, Department of Mechanical Sciences and Bioengineering. He received his B.S. and M.S. degrees in Naval Engineering (option electrical) from Politecnica School of University of Sao Paulo – Brazil, in 1980 and 1987, respectively. He received another M.S. degree in Ocean Engineering from Yokohama National University – Japan, in 1989, and the Ph.D. degree in Engineering from the Massachusetts Institute of Technology, Cambridge, in 1997. From 1977 to 1978, he taught electrical design at Escola Tecnica Federal de Sao Paulo. From 1978 to 1979, he worked at University of Sao Paulo in a project aiming at the identification of hydrodynamic coefficients during ship maneuvers. From 1980 to 1986, he was a surveyor of ships, offshore platforms, and container cranes at the American Bureau of Shipping – Sao Paulo office. In 1989, he was a visiting researcher at Sumitomo Heavy Industries – Hiratsuka Laboratories – Japan. From 1993 to 1996, he worked at Casper, Phillips & Associates, Tacoma, WA in container cranes and control systems. He is a Fellow of the IEEE. Dr. Krebs was nominated by two of IEEE societies: IEEE-EMBS (Engineering in Medicine & Biology Society) and IEEE-RAS (Robotics and Automation Society) to this distinguished engineering status “for contributions to rehabilitation robotics and the understanding of neuro-rehabilitation.” His work goes beyond Stroke and has been extended to Cerebral Palsy for which he received “The 2009 Isabelle and Leonard H. Goldenson Technology and Rehabilitation Award,” from the Cerebral Palsy International Research Foundation (CPIRF). In 2015, he received the prestigious IEEE-INABA Technical Award for Innovation leading to Production “for contributions to medical technology innovation and translation into commercial applications for Rehabilitation Robotics.”

Dr. Robert Hariri: Director. Dr. Robert (Bob) Hariri is a surgeon, biomedical scientist and highly successful serial entrepreneur in two technology sectors: biomedicine and aerospace. The Chairman, Founder, Chief Scientific Officer, and former Chief Executive Officer of Celgene Cellular Therapeutics, one of the world’s largest human cellular therapeutics companies, Dr. Hariri has pioneered the use of stem cells to treat a range of life threatening diseases and has made transformative contributions in the field of tissue engineering. His activities and experience includes academic neurosurgeon at Cornell, businessman, military surgeon and aviator and aerospace innovator. Dr. Hariri has over 90 issued and pending patents, has authored over 100 published chapters, articles and abstracts and is most recognized for his discovery of pluripotent stem cells from the placenta and as a member of the team which discovered the physiological activities of TNF (tumor necrosis factor). Dr. Hariri was recipient of the Thomas Alva Edison Award in 2007 and 2011, The Fred J. Epstein Lifetime Achievement Award and has received numerous other honors for his many contributions to biomedicine and aviation. Dr. Hariri also serves on numerous Boards of Directors including Myos Corporation and Provista Diagnostics. Dr. Hariri is an Adjunct Associate Professor of Pathology at the Mount Sinai School of Medicine and a member of the Board of Visitors of the Columbia University School of Engineering & Applied Sciences and the Science & Technology Council of the College of Physicians and Surgeons, and is a member of the scientific advisory board for the Archon X PRIZE for Genomics, which is awarded by the X PRIZE Foundation. Dr. Hariri is also a Trustee of the Liberty Science Center and has been appointed Commissioner of Cancer Research by New Jersey Governor Chris Christie. Dr. Hariri is also a member of the Board of Trustees of the J. Craig Venter Institute. A jet-rated commercial pilot with thousands of hours of flight time in over 60 different military and civilian aircraft, Dr. Hariri has also produced several feature films as well as documentaries on global societal issues. We believe Dr. Hariri is qualified to serve as a director due to his public service experience, experience in the biotechnology and pharmaceuticals industries and his business contacts.

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Marc Mathieu: Director. Mr. Mathieu has been the U.S. Chief Marketing Officer of Samsung North America since June 2015. Prior to that, from April 2011 to June 2015, he was Senior Vice President of Global Marketing at Unilever, where he was responsible for the development of Unilever’s global marketing strategy. Mr. Mathieu has also overseen the implementation of pivotal programs such as Project Sunlight, the first Unilever brand consumer initiative to motivate millions of people to adopt more sustainable lifestyles, and The Unilever Foundry, a platform that provides a single entry-point for innovative start-ups seeking to partner with Unilever. Since January 2011, Mr. Mathieu has been the Chairman and Co-founder of We&Co, a social app for People who provide and enjoy great service. From January 2009 through August 2011, Mr. Mathieu founded and was principal of the strategic brand consultancy, BeDo, which worked to build brands with purpose and fuse marketing and sustainability agendas. From 1996 through 2008, Mr. Mathieu held various positions at Coca-Cola, culminating in Senior Vice President Global Brand Marketing. He sits on the Advisory Panel of the Guardian Digital and Media network and writes for Marketing Week magazine. He is a regular conference and keynote speaker on themes such as the Future of Marketing. Mr. Mathieu has a passion for theatre and sits on the Board of Directors for the Almeida Theatre and Punchdrunk. We believe Mr. Mathieu is qualified to serve as a member of the Board of Directors due to his marketing experience.

There are no family relationships among any of our current or proposed officers and directors.

Item 4.	TERMS OF THE TRANSACTION

	(a)	Information about the terms of the transaction is found under the headings “Offering Summary” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise filed herewith as Exhibit (a)(1)(B) and incorporated herein by reference.

	(b)	See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

	(a)	See Item 9 below for a description of the Company’s retention of Garden State Securities Inc. (“Garden State Securities”) to serve as the Warrant Agent for the Offer.

	(b)	The Company filed a Registration Statement on Form S-1 with the SEC covering the shares of common stock underlying (i) the Investor Warrants which became effective most recently on December 20, 2016 (Registration No. 333-204491) and (ii) the Placement Agent Warrants which became effective on February 3, 2017 (Registration No. 333-213051).

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Information about the purposes of the transaction is found under the headings “Purpose of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise filed herewith as Exhibit (a)(1)(B) and incorporated herein by reference.

(b)	The Company intends to cancel the Original Warrants upon the exercise of the Amended Warrants by the holders thereof. Pursuant to the Offer, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Original Warrants who elects to amend and exercise his, her or its Amended Warrants will acquire shares of common stock of the Company as a result of such exercise. As of May 19, 2017, the Company had 48,885,107 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 17,638,244 shares of common stock. Assuming all Original Warrants are exercised, the Company’s outstanding shares of common stock would increase to 66,523,351 with the shares issued upon exercise of the Amended Warrants representing 26.51% of the then outstanding shares of common stock, not including the Company’s Exchangeable Shares.

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Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	As of May 19, 2017, there were outstanding Original Warrants to purchase an aggregate of 17,638,244 shares of common stock. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Offer on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Total
Robert J. Hariri	Director	125,000	0.71%

Except as set forth above, none of the Company’s other executive officers, directors or control persons hold Original Warrants.

(b)	None of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)

The Company has retained Garden State Securities Inc. to act as its Warrant Agent for the Offer pursuant to the Agent Agreement, attached as Exhibit d(1) to its Schedule TO. Garden State Securities, in accordance with the terms of the Agent Agreement, shall use reasonable commercial efforts to contact holders of the Original Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer. Garden State Securities will receive (a) a cash fee equal to 8% and (b) shares of the Company’s common stock equal to 8%, in each case of the cash exercise prices paid by holders of the Original Warrants who participate in the Offer. In addition, the Company has agreed to reimburse Garden State Securities for its reasonable attorney’s fees and reasonable out-of-pocket expenses. The Company has agreed to indemnify Garden State Securities against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Garden State Securities or its affiliates or employees hold Placement Agent Warrants and may participate in the Offer on the same terms and conditions as the other holders of the Original Warrants. The Company will pay the fees and expenses of Signature Bank, as escrow agent.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Offer without additional compensation.

Item 10.	FINANCIAL STATEMENTS.

(a)	The Company’s financial statements are incorporated herein by reference:

●	Annual Report on Form 10-KT for the fiscal year ended March 31, 2016, filed with the SEC on June 30, 2016;

●	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 15, 2016;

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●	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 14, 2016; and

●	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, filed with the SEC on February 14, 2017.

The full text of the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the Commission’s website at www.sec.gov. In addition, the Company makes available, free of charge on its website all filings that are made electronically with the SEC. These materials can be found in the “Investors” section of the Company’s website at www.bioniklabs.com, by clicking the “SEC Filings” link. Copies of our SEC filings are also available without charge upon written request addressed to: Bionik Laboratories Corp., 483 Bay Street. N105, Toronto, Ontario M5G 2C9, attn.: Corporate Secretary, telephone (416) 640-7887.

Our net tangible book value as of March 31, 2016 and December 31, 2016 was approximately $5,399,896 and $(992,595) respectively, or approximately $(0.07) and $(0.01) per share, respectively. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of March 31, 2016 and December 31, 2016.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(b)	Not applicable.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise

	(1)(C)	Form of Election to Participate and Exercise Warrant

	(1)(D)	Form of Notice of Withdrawal

	(1)(E)	Form of Amendment to Warrant

	(1)(F)	Form of Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the SEC on March 4, 2015)

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	(5)(A)	Annual Report on Form 10-KT for the fiscal year ended March 31, 2016, filed with the SEC on June 30, 2016 (incorporated herein by reference)

	(5)(B)	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 15, 2016 (incorporated herein by reference)

	(5)(C)	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 14, 2016 (incorporated herein by reference)

	(5)(D)	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, filed with the SEC on February 14, 2017 (incorporated herein by reference)

(b)		None.

(c)		Not applicable.

(d)	(1)	Engagement Agreement dated May 3, 2017, by and between the Company and Garden State Securities Inc.

	(2)	Escrow Agreement dated May 25, 2017 by and among Bionik Laboratories Corp., Garden State Securities, Inc. and Signature Bank, as escrow agent

(e)		Not applicable.

(f)		Not applicable.

(g)		None.

(h)		None

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIONIK LABORATORIES CORP.

By:	/s/ Peter Bloch
Name:	Peter Bloch
Title:	Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: May 25, 2017

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